September 26, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Geoff Kruczek
Caleb French
Kate Tillan
Tara Harkins

Re:	Obalon Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 9, 2016
File No. 333-213551

Ladies and Gentlemen:

We are submitting this letter on behalf of Obalon Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 20, 2016 relating to the Company’s Registration Statement on Form S-1 (File No. 333-213551) filed with the Commission on September 9, 2016 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Amendment No. 1 to the Registration Statement in paper format, which have been marked to show changes from the Registration Statement as filed on September 9, 2016. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include the 2.90-to-1 reverse stock split and the anticipated price range for the initial public offering.

Use of Proceeds, page 57

1.	We note your response to prior comment 8. Given your disclosure regarding the different uses of the offering’s proceeds, please revise to clarify the approximate amount intended to be used for each purpose listed here.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of the Registration Statement.

U.S. Securities and Exchange Commission

September 26, 2016

Dilution, page 62

2.	Please expand your revisions added in response to prior comment 9 to disclose how the amounts and percentages under the heading “Total consideration” would change assuming the exercise of all outstanding warrants and options.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Registration Statement.

Recently developed treatment alternatives, page 86

3.	In addition to the one-year weight loss data you added in response to prior comment 19, please address that portion of the comment that asked you to disclose the data relating to the amount of pounds lost during your competitors’ trials. Ensure that your disclosure is clear regarding how those amounts compare to the amount lost during and as of completion of those trials, as well as during any follow-up subsequent to those trials.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Registration Statement to provide the amount of pounds lost at the end of the six-month treatment period of each of the trials of the Company’s competitors, in addition to the total amount of pounds lost at the end of the six-month period following balloon removal (which was 12 months following the initial balloon placement).

Sales and Marketing, page 96

4.	Given your disclosed reliance on your distribution agreement with Bader for all of your current revenues, please address that portion of prior comment 21 that asked you to revise your disclosure to indicate the minimum purchase requirements under the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Registration Statement to provide Bader’s 2016 and 2017 minimum purchase obligations. The Company respectfully advises the Staff that Bader’s minimum purchase obligations beyond 2017 are speculative and may be amended in the future based on business developments. Additionally, as noted on pages 68 and 69 of the Registration Statement, the Company expects that sales to Bader will constitute a significantly smaller percentage of its total revenue in the future as it plans to commence commercial sales of its product in the United States in 2017. Therefore, the Company believes Bader’s minimum purchase obligations beyond 2017 are not material to investors, and disclosure of such terms may cause investors to overestimate their importance or make estimates about future revenue that are not accurate.

U.S. Securities and Exchange Commission

September 26, 2016

Exhibits

5.	Please ensure that all exhibits filed are complete. For example, we note that exhibits 4.4, 4.5, and 4.6 refer to an attached capitalization table and exhibits 4.5 and 4.6 refer to Appendix 1, none of which appear to be attached. Also, exhibits C and D to exhibit 10.10 refer to a “New Borrower Kit,” but those documents do not appear to be attached.

The Company advises the Staff that it has reviewed all original versions of the documents filed as exhibits, including the exhibits referenced in the Staff’s comment, and such original versions of the documents did not contain any exhibits, appendixes or other attachments that were not included in the version of such document filed as an exhibit to the Registration Statement. The references to the attached capitalization tables, Appendix 1 and the “New Borrower Kit” referenced in the Staff’s comment were either erroneous references or were never delivered in connection with the final document and are not included in the original record.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert Freedman

Robert Freedman

cc:

Andrew Rasdal, Chief Executive Officer

William Plovanic, Chief Financial Officer

Obalon Therapeutics, Inc.

Robert Freedman, Esq.

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Shayne Kennedy, Esq.

Keith Halverstam, Esq.

Richard Kim, Esq.

Latham & Watkins LLP